DRINKER BIDDLE & REATH LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

Diana E. McCarthy
Partner
215-988-1146 Direct
215-988-2757 Fax
diana.mccarthy@dbr.com

February 24, 2010

VIA EDGAR

Ms. Patricia P. Williams

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Commerce Funds (the “Registrant”)
File Nos. 33-80966 and 811-8598

Dear Ms. Williams:

The following responds to the comments we received from you on February 17, 2010 on the post-effective amendment to the Registrant’s registration statement on Form N-1A filed on December 22, 2009. Our responses (in bold) follow your comments:

Prospectus - Summary Section - General

1. Delete the ticker symbol.

Response: The requested change will be made.

2. Delete the sidebar “Equity” and “Fixed Income.”

Response: The requested change will be made.

3. In the Fees and Expenses table, delete “Total Other Expenses” from the fee table and move the total other expenses amount across from “Other Expenses.”

Response: The requested change will be made.

4. In the “Fees and Expenses” tables for Funds that include contractual fee waivers, change “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Expense Reimbursement.” Revise the corresponding footnote to clarify when the contractual waiver terminates, which cannot be less than a year from the date of the prospectus. Also disclose who can terminate the contractual waiver and under what circumstances.

Response: The requested changes will be made as follows: (1) “Net Annual Fund Operating Expenses” will be changed to “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement;” (2) the contractual fee waiver footnotes will be revised to disclose that the waivers are through March 1, 2011 and that after this date, the Adviser or the Fund may terminate the contractual arrangement.

Ms. Patricia P. Williams

February 24, 2010

5. Delete the following three sentences from the “Fund Performance” paragraph: The bar chart and table assume reinvestment of dividends and distributions. Performance reflects expense limitation in effect. If expense limitations were not in place, the Fund’s performance would have been reduced.

Response: The requested changes will be made.

6. In the “Portfolio Manager” paragraph, delete references to “joined Commerce” and “total years of experience language.”

Response: The requested changes will be made.

7. In the “Tax Information” section, add language that investors in 401(K) plans or individual retirement accounts still pay taxes but that the taxes are deferred.

Response: The requested change will be made.

Equity Funds – Summary Section

8. For the equity funds that disclose technology risk, add a corresponding strategy in the “Principal Strategy” section.

Response: The following disclosure will be added to the Growth and Mid-Cap Funds: “The Fund may invest a significant amount of its assets from time to time in the technology sector.”

9. Add small/mid capitalization risk to the Growth and Value Funds principal risk section.

Response: The Registrant respectfully declines to make the requested change. As disclosed in the “Principal Investment Strategies” section, the Growth Fund and Value Fund generally purchase common stock of companies whose characteristics are comparable to those issuers included in the Russell 1000 Growth Index or Russell 1000 Value Index. While the capitalization ranges of the indices include small cap stocks, the indices are not small cap indices but are generally large cap indices. The Funds do not pursue investment strategies to purchase small/mid cap stocks but may hold such stocks if, for example, a large cap stock in the index is reclassified as a small/mid cap stock. As a result, the Registrant does not believe that small/mid cap risk is a principal risk for these Funds.

Ms. Patricia P. Williams

February 24, 2010

Bond Funds – Summary Section

10. Add disclosure about the impact of maturity on interest rate risk to the interest rate risk disclosure.

Response: The following sentence will be added to interest rate risk: “The magnitude of this decline will often be greater for longer-term, fixed-income securities than shorter-term securities.”

11. Add disclosure about the risks of municipal securities, such as deficits and how deficits affect principal and interest risk of municipal securities in the portfolio of the National Tax-Free Intermediate Bond Fund.

Response: The following disclosure will be added to municipal securities risk: “In addition, economic conditions at the state, regional and federal level may adversely affect the municipal bond market.”

12. Add state specific risk to the “Municipal Bond Risk” for the “Missouri Tax-Fee Intermediate Bond Fund” and “Kansas Tax-Fee Intermediate Bond Fund.”

Response: The following sentences will be added to “State Specific Risk” and “Municipal Bond Risk”:

Missouri Tax-Free Intermediate Bond Fund

State-Specific Risk

Some of the major sectors of Missouri’s economy include agriculture, manufacturing, government, services and trade, transportation and utilities. Downturns in these sectors could therefore have a negative effect on the economy of Missouri or the economies of any of its political subdivisions and the ability of these issuers to repay their obligations with respect to municipal bonds.

Municipal Bond Risk

In addition, the supply of and demand for Missouri municipal obligations could cause greater volatility in the value of the Fund’s shares. The actual payment of principal and interest on Missouri bonds is dependent on the Missouri General Assembly allotting money each fiscal year for payment. If economic conditions in Missouri decline, the payment of principal and interest on Missouri bonds could be adversely affected.

Ms. Patricia P. Williams

February 24, 2010

Kansas Tax-Free Intermediate Bond Fund

State-Specific Risk

While Kansas’s agricultural sector is a key component of the state’s economy, other major sectors include trade, services and manufacturing, including transportation equipment manufacturing. Downturns in these sectors could therefore have a negative effect on the economy of Kansas or the economies of any of its political subdivisions and the ability of these issuers to repay their obligations with respect to municipal bonds.

Municipal Bond Risk

In addition, the supply of and demand for Kansas municipal obligations could cause greater volatility in the value of the Fund’s shares. The actual payment of principal and interest on the Kansas bonds is dependent on the Kansas legislature allotting money each fiscal year for payment. If economic conditions in Kansas decline, the payment of principal and interest on Kansas bonds could be adversely affected.

Prospectus – More Information on Securities, Risks and Investment Practices Section

13. On page 42, specify which risks are principal and which are not principal on a Fund by Fund basis.

Response: The chart will be revised so that each Fund’s principal and non-principal risk will be distinguished by a symbol.

Statement of Additional Information

14. Add ticker symbols to the cover.

Response: The requested change will be made.

15. On page 73, under “Investment Limitations” Fundamental Investment Limitation Number 1 on diversification is unclear because it also references the concentration policy of the state specific funds. Please clarify.

Response: The requested change will be made.

16. On Page 95, please confirm that the dollar range of securities for the trustees will be per fund.

Response: The dollar range of portfolio securities that the trustees own will be on a portfolio by portfolio basis.

17. On Pages 98 and 99, under “Accounts Managed by the Portfolio Managers,” the accounts should include accounts individually managed by the portfolio managers. Revise the language to clarify this.

Ms. Patricia P. Williams

February 24, 2010

Response: The requested change will be made. The sentence will be revised from “jointly and primarily” to “primarily (either jointly or individually)”.

Sincerely,

/s/ Diana E. McCarthy
Diana E. McCarthy